UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Revance Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

761330109
(CUSIP Number)

Patrice Calvayrac
Chief Financial Officer
Teoxane SA
Rue de Lyon 105
CH 1203
Geneva, Switzerland
+41 22 344 96 36
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 22, 2023
(Date of Event Which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 761330109

1	NAMES OF REPORTING PERSONS
Teoxane SA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO; WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,445,800

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,445,800

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,445,800

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Explanatory Note

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.001 per share (“Common Stock”), of Revance Therapeutics, Inc. (the “Issuer”) and is being filed by Teoxane SA (the “Reporting Person”) to report the beneficial ownership of Common Stock by the Reporting Person.

Pursuant to an exclusive distribution agreement between the Issuer and the Reporting Person, dated January 10, 2020 (as amended, the “Distribution Agreement”), the Reporting Person received 2,500,000 shares of Common Stock at a price of $0.001 per share (the “Distribution Shares”) as consideration for the granting of exclusive distribution rights.

The Reporting Person has subsequently purchased 1,945,800 shares of Common Stock (the “Open Market Shares”) in a series of open market transactions, including the following transactions in the past 60 days:

On June 28, 2023, the Reporting Person purchased 200,000 shares of Common Stock in an open market transaction for a purchase price of $5,127,613 at a price per share of $25.64. Also on June 28, 2023, the Reporting Person purchased 250,000 shares of Common Stock in an open market transaction for a purchase price of $6,469,813 at a price per share of $25.88.

On August 18, 2023, the Reporting Person purchased 369,000 shares of Common Stock in open market transactions for an aggregate purchase price of $6,459,869 at an average price per share of $17.51.

On August 21, 2023, the Reporting Person purchased 288,000 shares of Common Stock in open market transactions for an aggregate purchase price of $5,041,276 at an average price per share of $17.50.

On August 22, 2023, the Reporting Person purchased 285,000 shares of Common Stock in open market transactions for an aggregate purchase price of $5,029,944 at an average price per share of $17.65.

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock of the Issuer.  The principal executive office of the Issuer is located at 1222 Demonbreun Street, Suite 2000, Nashville, Tennessee 37203.

Item 2.	Identity and Background

For information with respect to the identity and background of each director and executive officer of the Reporting Person, see Schedule 1 attached hereto.

(a)  This Schedule 13D is being filed by Teoxane SA, a Swiss société anonyme.

(b)  The address of the principal place of business of the Reporting Person is Rue de Lyon 105, CH 1203, Geneva, Switzerland.

(c)  The principal business of the Reporting Person is the development and manufacture of dermal fillers and dermocosmetic products.

(d), (e): During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has the Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f): The Reporting Person is a société anonyme organized under the laws of Switzerland.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person received the Distribution Shares as consideration pursuant to the Distribution Agreement.

The Reporting Person purchased the Open Market Shares with working capital in open market transactions.

The information provided and incorporated by reference in the explanatory note is hereby incorporated by reference in this Item 3.

Item 4.	Purpose of Transaction

As described in the explanatory note and Item 3, the shares of Common Stock reported in this Schedule 13D as beneficially owned by the Reporting Person were acquired in connection with the Distribution Agreement and in open market transactions.

Except as described herein, neither the Reporting Person nor, to the best of its knowledge, any of the persons listed in Schedule 1 to this Schedule 13D, have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of the Instructions to Item 4 of Schedule 13D.

The Reporting Person may from time to time acquire beneficial ownership of additional equity or non-equity securities of the Issuer and may from time to time cease to have beneficial ownership of Common Stock or of other equity or non-equity securities of the Issuer, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors.  Without limiting the foregoing, the Reporting Person’s intention generally is to explore means to realize favorable returns upon its investment in the Common Stock and accordingly, on an on-going basis, the Reporting Person may seek, evaluate or respond to offers to sell or otherwise dispose of the Common Stock beneficially owned by them, either through open market or privately negotiated transactions.  The Reporting Person reserves the right to take any action with respect to the Issuer or any of its equity securities or non-equity securities in any manner permitted by law.

The information provided and incorporated by reference in the explanatory note and Item 3 is hereby incorporated by reference in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a), (b)  See cover page.  Based upon the Issuer’s Quarterly Report on Form 10-Q, filed on August 8, 2023, there were 87,955,357 shares of Common Stock outstanding as of July 31, 2023. As of the date hereof, the Reporting Person beneficially owns and has voting and dispositive power over 4,445,800 shares of Common Stock, representing approximately 5.0% of the outstanding shares of Common Stock.

(c) The Reporting Person has not effected any transaction in shares of Common Stock during the past 60 days, except as otherwise disclosed in this Schedule 13D.

(d)  To the best of the Reporting Person’s knowledge, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported hereunder as beneficially owned by the Reporting Person.

The information provided and incorporated by reference in the explanatory note and Items 3, 4 and 6 is hereby incorporated by reference in this Item 5.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Distribution Agreement, the Reporting Person granted the Issuer the exclusive right to import, market, promote, sell and distribute certain products produced by the Reporting Person, and the Issuer agreed to deliver 2,500,000 shares of Common Stock to the Issuer at a purchase price of $0.001 per share. The foregoing description of the terms of the Distribution Agreement is intended as a summary only and is qualified in its entirety by reference to the Distribution Agreement, which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.  The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference herein.

Other than as described in this Schedule 13D, to the best of the Reporting Person’s knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

A.          Exclusive Distribution Agreement, dated January 10, 2020, by and between Revance Therapeutics, Inc. and Teoxane SA (incorporated by reference to Exhibit 10.43 of the Issuer’s Form 10-K for the fiscal year ended December 31, 2019 (File No. 001-36297), filed with the SEC on February 26, 2020).

B.          First Amendment to Exclusive Distribution Agreement dated September 1, 2020, by and between Revance Therapeutics, Inc. and Teoxane SA (incorporated by reference to Exhibit 10.5 of the Issuer’s Form 10-Q for the quarter ended September 30, 2020 (File No. 001-36297), filed with the SEC on November 9, 2020).

C.           Second Amendment to Exclusive Distribution Agreement dated November 18, 2020, by and between Revance Therapeutics, Inc. and Teoxane SA (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 10-Q for the quarter ended September 30, 2022 (File No. 001-36297), filed with the SEC on November 8, 2022).

D.           Third Amendment to Exclusive Distribution Agreement dated December 22, 2022, by and between Revance Therapeutics, Inc. and Teoxane SA (incorporated by reference to Exhibit 10.46 of the Issuer’s Form 10-K for the fiscal year ended December 31, 2022 (File No. 001-36297), filed with the SEC on February 28, 2023).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2023

TEOXANE SA

By	/s/ Patrice Calvayrac
	Name:	Patrice Calvayrac
	Title:	Chief Financial Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE 1

TEOXANE SA
DIRECTORS

Name	Present Business Address	Present Principal Occupation	Citizenship
Valérie Taupin	Rue de Lyon 105, CH 1203, Geneva, Switzerland	Chief Executive Officer, Teoxane SA	France

Pierre-Alain Guillaume	Avenue du Théâtre 1, P.O. Box 1002, Lausanne, Switzerland	Attorney-at-Law, Walder Wyss Ltd.	Switzerland

Mathieu Howald	Route des Jeunes 4, Case postale 252, 1211 Genève 8	Consultant, Consultants Associés SA	Switzerland

TEOXANE SA
EXECUTIVE OFFICERS

Name	Present Business Address	Present Principal Occupation	Citizenship
Valérie Taupin	Rue de Lyon 105, CH 1203, Geneva, Switzerland	Chief Executive Officer	France

Patrice Calvayrac	Rue de Lyon 105, CH 1203, Geneva, Switzerland	Chief Financial Officer	Switzerland